UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL WINS CBONDS AWARDS PRIZE FOR BEST PRIMARY PLACEMENT FOR DOMESTIC BONDS

Moscow, Russia — December 12, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces winning the prestigious Cbonds
Awards contest in the Best Primary Placement for Domestic Bonds category.
Based upon the Cbonds news agency’s analysis,  Mechel won the top place in the
Best Primary Placement for Domestic Bonds nomination for the placement of the
17-19 series debentures with a maturity of 10 years and a put option in five years.
Mechel placed the 17-19 series bonds with the nominal value of each series set at 5 billion rubles in June 2011. VTB Capital ZAO, Sberbank OAO and Coalmetbank
OAO acted as managers of the placement.
The award ceremony was held on December 9 in Saint-Petersburg as part of the IX
Russian Bond Congress organized by the Cbonds news agency.
“In 2011, Mechel OAO publicly placed a significant volume of ruble bonds on the
Russian market.  The placement allowed us to optimize our credit portfolio by extending the terms of our financial obligations and cutting financing costs, as well as to fund our investment projects. This is proof not only of the fact that our company began to make more active use of the public loan market’s instruments, but also of the high level of trust that investors have for the company’s financial policy and its quality as an issuer. We are particularly glad that investors noted this not only at the time of the bonds’ placement, but also when they voted for this year’s best deals,” Mechel’s Chief Financial
Officer Stanislav Ploschenko said.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 12, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO